

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2023

Dr. Orhan Ertughrul
Chief Operating Officer
Captivision Inc.
Unit 18B Nailsworth Mills Estate, Avening Road,
Nailsworth, GL6 0BS
United Kingdom

> **Re: Captivision Inc.**
> **Amended Registration Statement on Form F-4**
> **Filed on July 7, 2023**
> **File No. 333-271649**

Dear Dr. Orhan Ertughrul:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2023 letter.

Form F-4 Amendment No 2

Certain Unaudited Projected Financial Information
Fairness Opinion of Houlihan Capital, page 159

1.   We reissue prior comment 1. Please clarify whether the advisor excluded any companies meeting the selection criteria from the analyses.

Non-IFRS Measures
Adjusted EBITDA, page 307

2.   We note your revised disclosure in response to prior comment 4. It appears the

adjustment for 'net non-operating loss' includes several components. To better assist investors in evaluating the nature of your adjustments, please revise the table to separately present each material component. We note you are adjusting for $15,169,696 in "other expenses" which, per your disclosure on page F-86 "includes USD 5,144,961 of recognition of gain from goods returned from previous year's sales," while on page 301, your disclosure states you recognized a $5.6 million loss on inventory impairment in 2022. Please modify your disclosures to address this discrepancy. In addition, it appears that some of the items in 'net non-operating loss' include normal recurring cash operating expenses necessary to operate the business such as possible losses for inventory impairments. Please modify your presentation accordingly.

Part II. Information not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1 - Opinion of Conyers Dill & Pearman LLP, page II-2

3.   We note your response to prior comment 5 and we reissue the part of our comment to remove the assumption in Section 2(f). Further, we note your name change and the revised disclosure in Section 1(ii) regarding the certificate of incorporation on change of name. Please describe this name change in the prospectus and file such exhibit with your next amendment.

You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Elliott M. Smith